UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 2, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: A press release dated April 29, 2011 regarding an ongoing legal dispute with respect to an international interconnection agreement.

April 29, 2011

ANNOUNCEMENT REGARDING
INTERNATIONAL INTERCONNECTION AGREEMENT DISPUTE

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange
ISTANBUL
Special Subjects:

As we announced in November 2009, and in subsequent disclosures related to the issue, Turk Telekom has initiated a court case against Turkcell seeking compensation for loss, which it claimed stemmed from the international interconnection agreement signed between Turkcell and Milleni.com GMbH.  The Court had partially rejected Turk Telekom’s request amounting to TRY171,703,895, and approved the case in the amount of TRY279,227,318.

As a result of the appeal of both Companies, the Court of Cassation cancelled the local court’s decision. Accordingly, in its cancellation decision, the Court of Cassation did not accept the expert report prepared to calculate the compensation to be paid to Turk Telekom for this breach. Should the local court issue a compliance decision, another expert analysis would be made to provide a basis for the calculation of compensation to be paid to Turk Telekom. As a result of this analysis, compensation will be recalculated for the period between July 2001 and December 2003 when Turk Telekom’s monopoly ended. Separately, and contrary to the local court’s initial decision, there would be no interest charged on compensation to be calculated following the new evaluation process for the period prior to the filing date of August 5, 2005. The interest will be charged as of 5 August 2005.

Following this decision, both parties have the right to appeal the decision. We are not planning to set aside provisions additional to those previously set.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 2, 2011	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 2, 2011	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head